Mail Stop 4561

January 29, 2008

<u>Via U.S. Mail and Facsimile 212.751.3550</u>

Mr. Robert L. Levy
Chief Financial Officer
Freedom Tax Credit Plus L.P.
625 Madison Avenue
New York, NY 10022

> **Re: Freedom Tax Credit Plus L.P.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 25, 2007**
> **File No. 000-24652**

Dear Mr. Levy:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief